# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guess?, Inc., CIK 0000912463
CUSIP: 401617105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Date of event which requires filing of this statement: 08/20/2025
Amends the filing with accession number 0001104659-25-031351
Filed by CIK 0001173879
Persons authorized to receive notices and communications: Paul Marciano, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100; Maurice Marciano, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100; Carlos Alberini, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100

## Reporting persons
- Paul Marciano (CIK 0001173879): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,655,998; shared voting power 4,663,979; sole dispositive power 15,465,814; shared dispositive power 4,075,109; aggregate amount beneficially owned 19,540,923 (37.3% of the class); the aggregate amount excludes certain shares
  Comment: Row 11: Includes 348,157 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days. Does not include an additional 869,118 restricted stock units subject to performance and time-based vesting restrictions. Includes (1) 4,663,979 shares that are also deemed to be beneficially owned by Maurice Marciano, (2) 900,000 shares that are also deemed to be beneficially owned by Michael Karlin, as the sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust, (3) 811,275 shares that are also deemed to be beneficially owned by Steven Lockshin, as the sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust, (4) 50,000 shares that are also deemed to be beneficially owned by Olivia Marciano and William F. Payne, as directors of the Maurice & Paul Marciano Art Foundation, and (5) 509,671 shares that are also deemed to be beneficially owned by David Tordjman, as the trustee and adviser of the G2 Trust and Exempt G2 Trust.
  
  Row 13: Based on 52,074,269 shares of Common Stock of the Issuer, par value $0.01 ("Common Stock"), outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025 (plus an additional 348,157 shares that Paul Marciano has the right to acquire under existing stock option awards).
- Maurice Marciano (CIK 0001167503): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,947,179; sole dispositive power 0; shared dispositive power 4,358,309; aggregate amount beneficially owned 4,947,179 (9.5% of the class)
  Comment: Row 11: Includes (1) 4,663,979 shares that are also deemed to be beneficially owned by Paul Marciano, (2) 50,000 shares that are also deemed to be beneficially owned by Olivia Marciano and William F. Payne, as directors of the Maurice & Paul Marciano Art Foundation and (3) 283,200 shares that are also deemed to be beneficially owned by Olivia Marciano and William F. Payne, as directors of the Maurice Marciano Family Foundation.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025.
- Carlos Alberini (CIK 0001173871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,371,485; shared voting power 0; sole dispositive power 1,165,277; shared dispositive power 1,206,208; aggregate amount beneficially owned 2,371,485 (4.5% of the class); the aggregate amount excludes certain shares
  Comment: Row 11: Includes 948,157 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days. Does not include an additional 327,578 restricted stock units subject to performance and time-based vesting restrictions.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025 (plus an additional 948,157 shares that Mr. Alberini has the right to acquire under existing stock option awards).
- Michael Karlin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,249,491; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,249,491 (2.4% of the class)
  Comment: Row 1: Michael Karlin is a Reporting Person in his capacity as the sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust.
  
  Row 11: Includes (1) 349,491 shares that are also deemed to be beneficially owned by David Tordjman and (2) 900,000 shares that are also deemed to be beneficially owned by Paul Marciano.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025.
- Steven Lockshin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,160,766; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,160,766 (2.2% of the class)
  Comment: Row 1: Steven Lockshin is a Reporting Person in his capacity as the sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust.
  
  Row 11: Includes (1) 349,491 shares that are also deemed to be beneficially owned by David Tordjman and (2) 811,275 shares that are also deemed to be beneficially owned by Paul Marciano.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025.
- Olivia Marciano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,470,668; shared voting power 333,200; sole dispositive power 1,470,668; shared dispositive power 333,200; aggregate amount beneficially owned 1,803,868 (3.5% of the class)
  Comment: Row 1: Olivia Marciano is a Reporting Person in her capacities as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust II and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation.
  
  Row 11: Includes (1) 50,000 shares that are also deemed to be beneficially owned by Paul Marciano and William F. Payne, as a director of the Maurice & Paul Marciano Art Foundation, and (2) 283,200 shares that are also deemed to be beneficially owned by Maurice Marciano and William F. Payne, as a director of the Maurice Marciano Family Foundation.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025.
- William F. Payne: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,181,682; shared voting power 333,200; sole dispositive power 1,181,682; shared dispositive power 333,200; aggregate amount beneficially owned 1,514,882 (2.9% of the class)
  Comment: Row 1: William F. Payne is a Reporting Person in his capacities as the investment director for MM CRUT II LLC, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust, and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation.
  
  Row 11: Includes (1) 50,000 shares that are also deemed to be beneficially owned by Paul Marciano, Maurice Marciano and Olivia Marciano, as a director of the Maurice & Paul Marciano Art Foundation, and (2) 283,200 shares that are also deemed to be beneficially owned by Maurice Marciano and Olivia Marciano, as a director of the Maurice Marciano Family Foundation.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025.
- Mark Silah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,347,650; shared voting power 0; sole dispositive power 1,347,650; shared dispositive power 0; aggregate amount beneficially owned 1,347,650 (2.6% of the class)
  Comment: Row 1: Mark Silah is a Reporting Person in his capacity as the investment director of MM CRUT LLC.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025.
- David Tordjman: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 910,256; shared voting power 0; sole dispositive power 1,099,567; shared dispositive power 0; aggregate amount beneficially owned 1,609,238 (3.1% of the class)
  Comment: Row 1: David Tordjman is a Reporting Person in his capacities as the trustee and adviser of the G2 Trust and Exempt G2 Trust and as the sole member of the investment committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust and PM 2021 Exempt Trust.
  
  Row 11: Includes (1) 698,982 shares that are also deemed to be beneficially owned by Michael Karlin and Steven Lockshin and (2) 509,671 shares that are also deemed to be beneficially owned by Paul Marciano.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025.
- Nicolai Marciano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 42,478; shared voting power 0; sole dispositive power 42,478; shared dispositive power 0; aggregate amount beneficially owned 42,478 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Row 11: Includes 18,800 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days. Does not include an additional 24,250 restricted stock units subject to time-based vesting restrictions.
  
  Row 13: Based on 52,074,269 shares of Common Stock outstanding on August 18, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 20, 2025 (plus an additional 18,800 shares that Nicolai Marciano has the right to acquire under existing stock option awards).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Guess?, Inc.
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed by each of (a) Paul Marciano, (b) Maurice Marciano, (c) Carlos Alberini, (d) Michael Karlin, as the sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust, (e) Steven Lockshin, as the sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust, (f) Olivia Marciano, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust II and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (g) William F. Payne, as the investment director for MM CRUT II LLC, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (h) Mark Silah, as the investment director of MM CRUT LLC, (i) David Tordjman, as the adviser of the G2 Trust and Exempt G2 Trust and as the sole member of the investment committee of Palma Fiduciary, LLC of the MM 2020 Exempt Trust and PM 2021 Exempt Trust, and (j) Nicolai Marciano (each such person in (a) - (j) a "Reporting Person" and together, the "Reporting Persons") and relates to their record and beneficial ownership in the issued and outstanding shares of Common Stock of the Issuer (the "Subject Shares"). This Amendment No. 1 amends and supplements the Schedule 13D filed by Paul Marciano, Maurice Marciano and Carlos Alberini with the United States Securities and Exchange Commission (the "SEC") on April 2, 2025 (the "Existing Schedule 13D" and, as amended by this Amendment No. 1, the "Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Existing Schedule 13D. Except as amended herein, items in the Existing Schedule 13D remain unmodified.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Existing Schedule 13D is hereby amended and supplemented by adding the following:

Michael Karlin, Steven Lockshin, Olivia Marciano, William F. Payne, Mark Silah, David Tordjman, and Nicolai Marciano.
Residence or business address: The business address of each of William F. Payne, Olivia Marciano, David Tordjman and Nicolai Marciano is 144 S. Beverly Drive, Suite 600, Beverly Hills, CA 90212. The business address of each of Michael Karlin and Mark Silah is 10960 Wilshire Boulevard, 5th Floor, Los Angeles, CA 90024. The business address of Steven Lockshin is 2121 Avenue of the Stars, #2400, Los Angeles, CA 90067.
Present principal occupation or employment: Michael Karlin and Mark Silah are Partners at NKSFB, LLC, a business management firm. Steven Lockshin is a Principal at AdvicePeriod, an investment advisor. Olivia Marciano is the owner of OM Creative LLC, a consulting firm, and The Middle LLC, a home goods company. William F. Payne is the Chief Executive Officer of Beverly Pacific, LLC, a private equity company. David Tordjman is the founder of Jenny Investments LLC, a real estate and venture capital investing business. Nicolai Marciano is the Chief New Business Development Officer of the Issuer. See also Item 2(b).
Criminal convictions in the last five years: None of the Reporting Persons has, within the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, within the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Michael Karlin, Steven Lockshin and Mark Silah are citizens of the United States of America. Olivia Marciano and Nicolai Marciano are dual citizens of the United States of America and France. William F. Payne is a citizen of Canada. David Tordjman is a citizen of France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Schedule 13D is being filed because the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act as a result of the matters described in Item 4 below. This filing is not being made as a result of any particular acquisition or disposition of Common Stock by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 20, 2025, Glow Holdco 1, Inc. ("Parent"), Glow Merger Sub 1, Inc. ("Merger Sub"), Authentic Brands Group, LLC ("Authentic") and the Issuer entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which Parent, a newly formed entity and a wholly owned subsidiary of Authentic, agreed to acquire all of the outstanding Common Stock (other than (a) the Rollover Shares (as defined below), (b) Common Stock owned by Authentic, Parent, Merger Sub, the Issuer or any wholly owned subsidiary of Authentic, Parent or the Issuer, and (c) Common Stock owned by shareholders who perfect appraisal rights under applicable law), in exchange for $16.75 per share of Common Stock in cash at the closing of the transactions contemplated by the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type, provides for certain termination rights of the parties thereto (including the Issuer's right to terminate to accept a Superior Proposal (as defined therein)) and a right of either party to terminate if the Closing (as defined therein) is not consummated on or before August 20, 2026. The Merger Agreement further contemplates that, following the Condition Satisfaction Date (as defined therein) and prior to the effective time of the Merger (the "Effective Time"), the parties will effect a pre-closing restructuring of the Issuer's assets pursuant to which, among other things, all of the rights, title and interest owned by the Issuer or any of its subsidiaries or affiliates in or to the Issuer's intellectual property assets, other than certain excluded intellectual property assets, will be transferred to certain newly formed entities wholly owned by the Issuer (the "Pre-Closing Restructuring" and, such entities, the "IPCo Entities"). On the Condition Satisfaction Date (as defined therein), immediately prior to the commencement of the Pre-Closing Restructuring, Authentic will transfer all of the issued and outstanding equity interests of Parent (and, indirectly through ownership of Parent, Merger Sub) to a newly formed affiliate of the Reporting Persons (other than Olivia Marciano and William F. Payne, in each case solely in his or her capacity as directors of the Paul & Maurice Marciano Art Foundation) ("IPCo Holdings" and such transfer, the "Parent Equity Transfer"). Following the Pre-Closing Restructuring (including the Parent Equity Transfer) and immediately prior to the Effective Time, Authentic (or its designee(s)) will purchase 51% of the issued and outstanding equity of the IPCo Entities and at Parent's option, IPCo Holdings (or its designee) will purchase up to 19% of the issued and outstanding equity interests of the IPCo Entities (the sales to Authentic (or its designee(s)) and IPCo Holdings (or its designee) are collectively referred to as the "Disposition"), and, thereafter, at the Effective Time, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation"), and the Reporting Persons will thereafter directly or indirectly own all of the equity interests of the Issuer. Following the closing of the transactions contemplated by the Merger Agreement, the IPCo Entities are anticipated to be owned 51% by Authentic and 49% by the Reporting Persons (other than Olivia Marciano and William F. Payne, in each case solely in his or her capacity as directors of the Paul & Maurice Marciano Art Foundation), and the Surviving Corporation will be wholly owned by certain of the Reporting Persons and current Issuer management will continue to run the business.

Concurrently with the execution and delivery of the Merger Agreement, as a condition and material inducement to Authentic's willingness to both form Parent and Merger Sub and enter into the Merger Agreement, the Reporting Persons, as beneficial owners of the Subject Shares, representing, in the aggregate, 49.972% of the 52,074,269 issued and outstanding shares of Common Stock, entered into a Voting and Support Agreement with Authentic and the Issuer (the "Voting Agreement"), and the Reporting Persons (other than Olivia Marciano and William F. Payne, in each case solely in his or her capacity as directors of the Paul & Maurice Marciano Art Foundation) entered into an Interim Investors Agreement (the "Interim Investors Agreement"), each as described below.

Voting Agreement

Pursuant to the Voting Agreement, each of the Reporting Persons has agreed, subject to certain exceptions, to (a) vote the Subject Shares in favor of the adoption of the Merger Agreement and the approval of the Merger, the Disposition and the transactions contemplated by the Merger Agreement, (b) vote against any proposal made in opposition to the Merger Agreement or the transactions contemplated by the Merger Agreement, (c) vote against any other action, agreement or transaction involving the Issuer that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement, (d) refrain from transferring or otherwise disposing of the Subject Shares without the prior written consent of Authentic, other than certain permitted transfers, (e) waive appraisal or dissenters' rights, and (f) not participate in or support any legal proceedings challenging any provision of the Merger Agreement. The Reporting Persons will not be deemed to be disinterested stockholders (as such term is defined in Section 144 of the Delaware General Corporation Law) for purposes of voting on the Merger Agreement.

The Reporting Persons have also agreed, subject to the occurrence of the Condition Satisfaction Date, to effect certain of the Pre-Closing Restructuring transactions prior to consummation of the Merger. In addition, certain of the Reporting Persons have agreed, on the Condition Satisfaction Date, to accept the Parent Equity Transfer and to take certain actions under the Merger Agreement, including with respect to the proxy statement for the approval of the Merger Agreement and the related Schedule 13E-3 and the Required Regulatory Approvals (as defined in the Merger Agreement), as if references to Parent and Merger Sub in the Merger Agreement were instead to such Reporting Person. The Voting Agreement terminates upon the earlier of the termination of the Merger Agreement and the written consent of each party thereto. The Voting Agreement also terminates automatically upon the consummation of the Merger, subject to survival of certain provisions specified therein.

The Voting Agreement does not restrict the Reporting Persons from taking any action in their respective capacities as an officer or director of the Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.4 to this Amendment No. 1 and is hereby incorporated in its entirety into this Item 4 by reference.

Interim Investors Agreement

The Interim Investors Agreement sets forth the terms and conditions governing certain actions of the Reporting Persons party thereto and Authentic, and the relationship among such persons with respect to the Merger Agreement. The Interim Investors Agreement addresses, among other things, cooperation among the parties thereto with respect to the Pre-Closing Restructuring, required regulatory filings, the allocation of transaction expenses, excess cash and debt payoff and certain other obligations among the parties and the approval rights of the parties for any amendments, consents or waivers under the Merger Agreement.

Under the Interim Investors Agreement, the Reporting Persons party thereto have agreed to effect the Parent Equity Transfer on the Condition Satisfaction Date in accordance with (and subject to) the terms thereof and, following the consummation of the Parent Equity Transfer, to cause Parent and Merger Sub to comply with their obligations under the Merger Agreement, other than the funding of the consideration payable under the Merger Agreement, which is an obligation of Authentic.

The Interim Investors Agreement remains in effect until the earlier of the closing of the Merger and the termination of the Merger Agreement, subject to certain provisions that survive the closing or termination of the Merger Agreement.

The Interim Investors Agreement does not restrict the Reporting Persons from taking any action in their respective capacities as an officer or director of the Issuer.

The foregoing description of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached as Exhibit 99.5 to this Amendment No. 1 and is hereby incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 20, 2025, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 27,337,653 shares of Common Stock (including the right to acquire 1,315,114 shares within 60 days), which equals 51.2% of the 52,389,383 shares of Common Stock that would be outstanding if all of the Reporting Persons' rights to acquire shares within 60 days were exercised.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paul Marciano's voting and investment power with respect to the Common Stock is as follows:

Paul Marciano
Number of Shares: 158,693
Voting Power: Sole
Investment Power: Sole

Paul Marciano Trust
Number of Shares: 10,654,866
Voting Power: Sole
Investment Power: Sole

Maurice Marciano Trust
Number of Shares: 4,025,109 (1)(2)
Voting Power: Shared
Investment Power: Shared

ENRG Capital LLC
Number of Shares: 1,081,700 (3)
Voting Power: Sole as to 270,425, none as to remainder
Investment Power: Sole

G Financial Holdings, LLC
Number of Shares: 170,666 (4)
Voting Power: None
Investment Power: Sole

G Financial Holdings II, LLC
Number of Shares: 339,005 (4)
Voting Power: None
Investment Power: Sole

Carolem Capital, LLC
Number of Shares: 1,200,000 (1)(2)(5)
Voting Power: Shared as to 300,000, none as to remainder
Investment Power: Sole

Next Step Capital LLC
Number of Shares: 103,801 (1)(2)
Voting Power: Sole as to 92,401, shared as to 11,400
Investment Power: Sole

Next Step Capital II LLC
Number of Shares: 554,940 (1)(2)
Voting Power: Sole as to 277,470, shared as to 277,470
Investment Power: Sole

Nonexempt Gift Trust under the Next Step Trust
Number of Shares: 370,309 (2)
Voting Power: Sole
Investment Power: Sole

Exempt Gift Trust under the Next Step Trust
Number of Shares: 105,977 (2)
Voting Power: Sole
Investment Power: Sole

Paul Marciano Foundation
Number of Shares: 377,700 (6)
Voting Power: Sole
Investment Power: Sole

Maurice & Paul Marciano Art Foundation
Number of Shares: 50,000 (1)(6)(7)
Voting Power: Shared
Investment Power: Shared

Options exercisable by Paul Marciano within 60 days
Number of Shares: 348,157
Voting Power: Sole
Investment Power: Sole

(1) Includes shares that are also deemed to be beneficially owned by Maurice Marciano.
(2) Paul Marciano disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3) Includes shares that are also deemed to be beneficially owned by Steven Lockshin, as the sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust.
(4) Includes shares that are also deemed to be beneficially owned by David Tordjman, as the trustee and adviser of the G2 Trust and Exempt G2 Trust.
(5) Includes shares that are also deemed to be beneficially owned by Michael Karlin, as the sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust.
(6) Paul Marciano has no pecuniary interest in these shares that are owned by a nonprofit corporation.
(7) Includes shares that are also deemed to be beneficially owned by Olivia Marciano and William F. Payne, as directors of the Maurice & Paul Marciano Art Foundation.

Maurice Marciano's voting and investment power with respect to the Common Stock is as follows:

Maurice Marciano Trust
Number of Shares: 4,025,109 (1)
Voting Power: Shared
Investment Power: Shared

Maurice Marciano Family Foundation
Number of Shares: 283,200 (2)(3)
Voting Power: Shared

Investment Power: Shared
Maurice & Paul Marciano Art Foundation
Number of Shares: 50,000 (1)(2)(3)
Voting Power: Shared
Investment Power: Shared

Carolem Capital, LLC
Number of Shares: 300,000 (1)
Voting Power: Shared
Investment Power: None

Next Step Capital LLC
Number of Shares: 11,400 (1)
Voting Power: Shared
Investment Power: None

Next Step Capital II LLC
Number of Shares: 277,470 (1)
Voting Power: Shared
Investment Power: None

(1) Includes shares that are also deemed to be beneficially owned by Paul Marciano, as reflected above.
(2) Maurice Marciano has no pecuniary interest in these shares that are owned by a non-profit corporation.
(3) Includes shares that are also deemed to be beneficially owned by Olivia Marciano and William F. Payne, as directors of the Maurice Marciano Family Foundation and the Maurice & Paul Marciano Art Foundation.

Carlos Alberini's voting and investment power with respect to the Common Stock is as follows:

Carlos Alberini
Number of Shares: 8,710
Voting Power: Sole
Investment Power: Sole

Alberini Family LLC
Number of Shares: 208,410
Voting Power: Sole
Investment Power: Sole

Carlos and Andrea Alberini Trust
Number of Shares: 1,206,208
Voting Power: Sole
Investment Power: Shared

Options exercisable by Carlos Alberini within 60 days
Number of Shares: 948,157
Voting Power: Sole
Investment Power: Sole

Michael Karlin's voting and investment power with respect to the Common Stock is as follows:

MM 2020 Exempt Trust
Number of Shares: 349,491
Voting Power: Sole
Investment Power: None

Carolem Capital, LLC
Number of Shares: 900,000 (1)
Voting Power: Sole
Investment Power: None

(1) Includes shares that are also deemed to be beneficially owned by Paul Marciano, as reflected above.

Steven Lockshin's voting and investment power with respect to the Common Stock is as follows:

PM 2021 Exempt Trust
Number of Shares: 349,491
Voting Power: Sole
Investment Power: None

ENRG Capital LLC
Number of Shares: 811,275 (1)
Voting Power: Sole
Investment Power: None

(1) Includes shares that are also deemed to be beneficially owned by Paul Marciano, as reflected above.

Olivia Marciano's voting and investment power with respect to the Common Stock is as follows:

Maurice Marciano Charitable Remainder Unitrust II
Number of Shares: 1,470,668
Voting Power: Sole
Investment Power: Sole

Maurice & Paul Marciano Art Foundation
Number of Shares: 50,000 (1)
Voting Power: Shared
Investment Power: Shared

Maurice Marciano Family Foundation
Number of Shares: 283,200 (2)
Voting Power: Shared
Investment Power: Shared

(1) Includes shares that are also deemed to be beneficially owned by Paul Marciano and Maurice Marciano, as reflected above, and William F. Payne, as a director of the Maurice & Paul Marciano Art Foundation.
(2) Includes shares that are also deemed to be beneficially owned by Maurice Marciano, as reflected above, and William F. Payne, as a director of the Maurice Marciano Family Foundation.

William F. Payne's voting and investment power with respect to the Common Stock is as follows:

MM CRUT II LLC
Number of Shares: 1,181,124
Voting Power: Sole
Investment Power: Sole

Maurice Marciano Charitable Remainder Unitrust
Number of Shares: 558
Voting Power: Sole
Investment Power: Sole

Maurice & Paul Marciano Art Foundation
Number of Shares: 50,000 (1)
Voting Power: Shared
Investment Power: Shared

Maurice Marciano Family Foundation
Number of Shares: 283,200 (2)
Voting Power: Shared
Investment Power: Shared

(1) Includes shares that are also deemed to be beneficially owned by Paul Marciano, Maurice Marciano and Olivia Marciano, as a director of the Maurice & Paul Marciano Art Foundation, as reflected above.
(2) Includes shares that are also deemed to be beneficially owned by Maurice Marciano and Olivia Marciano, as a director of the Maurice Marciano Family Foundation, as reflected above.

Mark Silah's voting and investment power with respect to the Common Stock is as follows:

MM CRUT LLC
Number of Shares: 1,347,650
Voting Power: Sole
Investment Power: Sole

David Tordjman's voting and investment power with respect to the Common Stock is as follows:

G2 Trust
Number of Shares: 264,384
Voting Power: Sole
Investment Power: Sole

Exempt G2 Trust
Number of Shares: 136,201
Voting Power: Sole
Investment Power: Sole

MM 2020 Exempt Trust
Number of Shares: 349,491
Voting Power: None
Investment Power: Sole

PM 2021 Exempt Trust
Number of Shares: 349,491
Voting Power: None
Investment Power: Sole

G Financial Holdings, LLC
Number of Shares: 170,666 (1)
Voting Power: Sole
Investment Power: None

G Financial Holdings II, LLC
Number of Shares: 339,005 (1)
Voting Power: Sole
Investment Power: None

(1) Includes shares that are also deemed to be beneficially owned by Paul Marciano, as reflected above.

Nicolai Marciano's voting and investment power with respect to the Common Stock is as follows:

Nicolai Marciano
Number of Shares: 23,678
Voting Power: Sole
Investment Power: Sole

Options exercisable by Nicolai Marciano within 60 days
Number of Shares: 18,800
Voting Power: Sole
Investment Power: Sole
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: See Item 5(b).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 21, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

The descriptions of the Voting Agreement and the Interim Investors Agreement set forth in Item 4 above are hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
Exhibit 99.4 Voting and Support Agreement, dated as of August 20, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on August 20, 2025).

Exhibit 99.5 Interim Investors Agreement, dated as of August 20, 2025.

Exhibit 99.6 Joint Filing Agreement, dated as of August 21, 2025.

Exhibit 99.7 List of Reporting Persons.

## Signatures
- Paul Marciano: /s/ Paul Marciano, Paul Marciano, See Exhibit 99.7 (08/21/2025)
- Maurice Marciano: /s/ Paul Marciano, Maurice Marciano, by Paul Marciano, his Attorney-in-Fact, See Exhibit 99.7 (08/21/2025)
- Carlos Alberini: /s/ Carlos Alberini, Carlos Alberini, See Exhibit 99.7 (08/21/2025)
- Michael Karlin: /s/ Michael Karlin, Michael Karlin, See Exhibit 99.7 (08/21/2025)
- Steven Lockshin: /s/ Steven Lockshin, Steven Lockshin, See Exhibit 99.7 (08/21/2025)
- Olivia Marciano: /s/ Olivia Marciano, Olivia Marciano, See Exhibit 99.7 (08/21/2025)
- William F. Payne: /s/ William F. Payne, William F. Payne, See Exhibit 99.7 (08/21/2025)
- Mark Silah: /s/ Mark Silah, Marl Silah, See Exhibit 99.7 (08/21/2025)
- David Tordjman: /s/ David Tordjman, David Tordjman, See Exhibit 99.7 (08/21/2025)
- Nicolai Marciano: /s/ Nicolai Marciano, Nicolai Marciano, See Exhibit 99.7 (08/21/2025)